ACM Municipal Securities Income Fund, Inc.
811-7510
Exhibit 77C


The Annual Meeting of  Shareholders of ACM Managed Income
Fund, Inc. was held on March 9, 1999. A description of each proposal and number of shares voted at the meeting are as follows.

1.   To Elect Directors:

        Class Two Directors                      Shares
Voted For
Withheld Authority
        (term expires 2002)
        David H. Dievler
10,198,931
159,310
        William H. Foulk, Jr.
10,199,526
158,715
        Dr. James M. Hester
10,198,401
159,840


2.   To ratify the selection                   Shares Voted
  For      Shares Voted Against      Shares Abstained
       of Ernst & Young LLP as
       the Fund's independent
       auditors for the Fund's
       fiscal year ending
       October 31, 1999
10,161,961                    39,304
156,975